Exhibit 99.1

Silicon Motion Announces Fourth Quarter and Full-Year Results for the Period Ended December 31, 2006: Sales & Net Income Set New Record

Fourth Quarter 2006

Financial Highlights:

•	Sales increased 34% year-over-year and 13% sequentially to NT$1,171 million (US$35.6 million)

•	Gross margin remained unchanged from 3Q06 at 53.5%

•	Operating margin, excluding a one-time charge, increased to 29.0% from 28.0% in 3Q06

•	Net income increased 36% year-over-year and 16% sequentially to NT$335 million (US$10.2 million)

•	Diluted earnings per American Depositary Share (ADS) were NT$10.60 (US$0.32), up 36% from NT$7.81(US$0.24) in 4Q05 and 15% from NT$9.23 (US$0.28) in 3Q06

Business Highlights:

•	Unit shipments of mobile storage products grew 106% year-over-year and 25% sequentially to a record 62 million units

•	The Company added Kingston Technology Company, Inc., an independent global leader in memory products, as a customer

•	The Company began sampling a new CompactFlash controller for CF 4.0 (SM223), a new MultiMediaCard controller for MMC 4.2 (SM267), a new Secure Digital controller for SD 2.0 (SM268), a USB 2.0 card reader controller (SM331), an xD-Picture Card controller (SM290), and a new fully integrated MP3 SoC controller (SM339).

Taipei, Taiwan, R.O.C., February 1, 2007 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its fourth quarter 2006 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS were NT$10.60 (US$0.32) in the fourth quarter of 2006 (4Q06), an increase of 36% from NT$7.81 (US$0.24) in the same period of the previous year (4Q05) and an increase of 15% from NT$9.23 (US$0.28) in the third quarter of 2006 (3Q06). Net income for 4Q06 was NT$335 million (US$10.2 million), an increase of 36% from NT$246 million in 4Q05 and an increase of 16% from NT$289 million in 3Q06.

US GAAP net income for 4Q06 reflected NT$23 million (US$0.70 million) of stock-based compensation expenses as a result of the Company’s adoption of SFAS No 123(R), effective January 1, 2006. Excluding stock-based compensation, the Company’s non-GAAP net income for 4Q06 was NT$358 million (US$10.9 million). Non-GAAP earnings per ADS were NT$11.15 (US$0.34).

For the full year, diluted earnings per ADS were NT$30.20 (US$0.93), an increase of 30% from NT$23.21 (US$0.72) in 2005. Net income was NT$947 million (US$29.1 million), an increase of 41% from NT$673 million (US$21.0 million) in 2005.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are very happy with our performance in the fourth quarter as we set new records for sales and net income. The strong results were largely a result of robust demand for our controllers as our customers further ramped up their higher density micro-SD card and SD card production for the retail market, which made up for a softness from bundled products. During the quarter, we did see some weakness in NAND flash pricing, some of which might have been a result of price competition among our customers relating to Samsung’s ramping up of 4Gb and 8Gb 63nm MLCs in the fourth quarter. However, we think this softness in pricing actually spurred end demand, and although we saw some mild sequential decreases in our ASP, we more than made up for this with very strong sequential increases in unit shipments.

Unlike in past years, we are quite optimistic heading into the first quarter of 2007 since our product line-up is broader than at any point in the past and because we see fairly strong growth prospects in the markets we serve. We plan to roll out several new controllers over the next few quarters to address specific opportunities that we see in the flash memory market. Additionally, we have more than 10 major contract projects in the pipeline with a number of NAND flash makers and other industry leaders, so more than ever, our success in 2007 depend less on the overall NAND flash memory market and more on our own execution. We are confident that our model of providing an increasingly broad suite of universally compatible devices to a broad array of end customers will help sustain our strong growth in the quarters to come.”

Fourth Quarter 2006 Financial Review1

Sales

Net sales in the fourth quarter totaled NT$1,171 million (US$35.6 million), an increase of 34% from 4Q05 and an increase of 13% from 3Q06. Overall unit shipments increased 101% from 4Q05 and 25% from 3Q06. The blended average selling price (ASP) per unit fell 10% from 3Q06.

By product, net sales from mobile storage products accounted for 90% of total net sales, which was down from 92% of total net sales in the third quarter of 2006. Net sales from multimedia SoCs represented 9% of total net sales, which was up from 8% in 3Q06. Net sales from other products in the fourth quarter accounted for less than 1% of net sales.

As % of Net Sales	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Mobile Storage Products	86%	80%	87%	84%	72%	85%	92%	90%
Multimedia SoCs	13%	19%	13%	16%	27%	14%	8%	9%
Others	1%	1%	0%	0%	1%	1%	0%	1%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, increased 45% from 4Q05 and 11% from 3Q06 to NT$1,059 million (US$32.2 million). Unit shipments increased 106% from 4Q05 and 25% from 3Q06 to 62 million units. The ASP per unit in 4Q06 declined by 11% from 3Q06.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, declined 24% from 4Q05 and increased 27% from 3Q06 to NT$103 million (US$3.1 million).

[1]	Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$33.4419 to US$1 for the fourth quarter of 2005, NT$32.7605 to US$1 for the third quarter of 2006, and NT$32.8431 to US$1 for the fourth quarter of 2006 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate at the end of 4Q06 was NT$32.59 to US$1.

Unit shipments of multimedia SoC products decreased 39% from 4Q05 and increased 47% from 3Q06 to approximately 581,000 units. The ASP per unit for multimedia SoC products declined 14% from 3Q06 because portable audio SoCs, which have lower selling prices compared to multimedia display processors, constituted a greater proportion of the total multimedia SoC product sales in the third quarter.

Unit Shipment (thousand units)	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Mobile Storage Products	10,912	14,120	24,265	30,146	20,306	28,976	49,563	61,966
Multimedia SoCs	163	337	407	947	496	326	395	581
Others	17	59	3	7	21	11	23	14

Total	11,092	14,516	24,675	31,100	20,823	29,313	49,981	62,561

Expenses

The cost of sales in 4Q06 totaled NT$544 million (US$16.6 million), representing increases of 35% from 4Q05 and 13% from 3Q06. The year-over-year increase was driven primarily by increases in total wafer costs and assembly and test costs, as a result of a 101% increase in unit volume from 4Q05. The sequential increase was driven by an increase in total wafer costs as a result of a 25% increase in unit volume from 3Q06. The gross margin for the quarter was 53.5%, down from 53.9% in 4Q05 and unchanged from 3Q06. The non-GAAP gross margin was 53.6%.

Total operating expenses in 4Q06, which include sales and marketing expenses, general and administrative (G&A) expenses, and research and development (R&D) expenses, were NT$329 million (US$10.0 million), an increase of 59% from 4Q05 and an increase of 25% from 3Q06. Total operating expenses, excluding the stock-based compensation expense and a write-off of a non-trade related receivable the collection of which is doubtful, increased 28% year over year and increased 11% sequentially.

Total operating expenses represented 28.1% of net sales, compared to 23.7% and 25.5% of net sales in 4Q05 and 3Q06, respectively. The Company’s operating margin decreased from 30.2% in 4Q05 and 28.0% in 3Q06 to 25.4% in 4Q06. Excluding the stock-based compensation expense and the write-off of a non-trade related receivable, the Company’s operating margin would have been 27.3%.

Sales and marketing expenses in 4Q06 increased by 9% from 4Q05 and 28% from 3Q06 and represented 5.3% of net sales. The year-over-year increase was driven primarily by higher salary and benefits, stock-based compensation expenses, and professional fees and was offset by lower commissions. The sequential increase was driven mainly by higher salary and benefits and higher commissions and was offset by lower professional fees.

General and administrative expenses in 4Q06 increased 115% year-over-year and 25% sequentially, and represented 6.1% of net sales. The year-over-year increase was primarily due to higher salary and benefits, professional fees, stock-based compensation expenses, and allowance for bad debt. The sequential increase was primarily due to higher salary and benefits, allowance for bad debt, and miscellaneous expenses.

Research and development expenses in 4Q06 increased 33% year-over-year and declined 3% sequentially and represented 13.1% of net sales. The year-over-year increase was driven by higher salary and benefits and stock-based compensation expenses, as well as higher development tools, rental, and miscellaneous expenses, and was offset by lower project, royalty, and travel expenses. The sequential increase was primarily driven by higher salary and benefits, professional fees, and miscellaneous expenses and was offset by lower project and stock-based compensation expenses.

The company-wide headcount increased 8% from 334 at the end of 3Q06 to 361 at the end of 4Q06. A majority of the headcount increase took place in the R&D and sales and marketing departments.

Earnings

Net income totaled NT$335 million (US$10.2 million) in 4Q06, an increase of 36% from NT$246 million in 4Q05 and an increase of 16% from NT$289 million in 3Q06. Non-GAAP net income was NT$358 million (US$10.9 million). The net margin was 28.6%, which was up from 28.2% in 4Q05 and 27.9% in 3Q06. The non-GAAP net margin was 30.6%. Diluted earnings per ADS were NT$10.60 (US$0.32), up 36% from NT$7.81 (US$0.24) in 4Q05 and 15% from NT$9.23 (US$0.28) in 3Q06. Non-GAAP diluted earnings per ADS were NT$11.15 (US$0.34).

Balance Sheet

At the end of 4Q06, the Company had NT$1,808 million (US$55.5 million) in cash and cash equivalents and NT$1,459 million (US$44.8 million) in short-term investments. Accounts receivable (A/R) increased from NT$807 million at the end of 3Q06 to NT$842 million (US$25.8 million) at the end of 4Q06. The average A/R days decreased from 65 days to 64 days. Inventory increased from NT$318 million at the end of 3Q06 to NT$427 million (US$13.1 million) at the end of 4Q06. The average inventory days increased from 57 days to 62 days. Total assets at the end of 4Q06 were NT$5,529 million (US$169.6 million), up from NT$5,010 million at the end of 3Q06.

Current liabilities increased from NT$777 million at the end of 3Q06 to NT$959 million (US$29.4 million) at the end of 4Q06, primarily due to increases in accounts payable and accrued expenses. There were no material changes in the Company’s long-term liabilities.

There were 123.780 million ordinary shares outstanding at the end of 4Q06, which was equivalent to 30.945 million units of ADS.

Business Outlook:

“The first quarter is typically a slow season for us,” continued Mr. Kou. “However, given that the Company is ramping up several new products, we currently expect sales in the first quarter of 2007 to decline 15%-20% from 4Q06, compared with sequential declines of 32% and 35% in the first quarters of 2005 and 2006 respectively. We estimate our gross margin in 1Q07 will likely be similar to our gross margin in 4Q06 and our operating margin will be in the mid-20 percent range.

For full-year 2007, we believe significant growth opportunities remain in the NAND flash controller market and we think we are well positioned to capture a substantial portion of the growth opportunities in both the NAND flash controller market and the multimedia SoC markets. In addition, we anticipate that our contract development and joint development efforts with major NAND flash manufacturers and major OEM customers will speed up our market penetration. As a result, we expect to achieve full-year earnings per ADS of between US$1.20 and US$1.30.”

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on February 2. A webcast of the conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123(R). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and the effects of 123(R) upon the number of diluted shares used in calculating non-GAAP earnings per share.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from and therefore may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.

Non-GAAP gross margin and non-GAAP operating margin are GAAP gross margin and GAAP operating margin excluding stock-based compensation expenses that are driven by discrete events that management does not consider to be directly related to the Company’s core operating performance. Similarly, Non-GAAP net income consists of net income excluding stock-based compensation expenses that are driven primarily by discrete events that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP net income per share is calculated by dividing non-GAAP net income by adjusted GAAP weighted average diluted shares outstanding. For this purpose, the calculation of GAAP weighted average diluted shares outstanding is adjusted to exclude the benefit of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method.

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release:

	Three Months Ended Sep. 30, 2006	Three Months Ended Dec. 31, 2006
(1) Cost of sales:
Stock-based compensation	454	940
(2) Research and development expense:
Stock-based compensation	14,483	9,830
(3) Sales and marketing expense:
Stock-based compensation	4,254	4,186
(4) General and administrative expense:
Stock-based compensation	6,711	7,963

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended								Change From
	Dec. 31, 2005 (NT$)		Sep. 30, 2006 (NT$)		Dec. 31, 2006 (NT$)		Dec. 31, 2006 (US$)		4Q05 (%)	3Q06 (%)
Net Sales		872,472		1,036,680		1,170,679		35,645	34%	13%
Cost of sales		402,446		482,295		544,336		16,574	35%	13%

Gross profit		470,026		554,385		626,343		19,071	33%	13%
Operating expenses
Research & development		115,342		158,046		152,811		4,653	33%	-3%
Sales & marketing		57,071		48,884		62,412		1,900	9%	28%
General & administrative		33,300		56,987		71,456		2,176	115%	25%
Amort. of intangible assets		1,125		—		—		—	-100%	—
Write-Off of Other Receivable		—		—		42,746		1,302	N/A	N/A

Subtotal		206,838		263,917		329,425		10,031	59%	25%

Operating income		263,188		290,468		296,918		9,040	13%	2%
Non-operating income (expense)
Gain on sale of investments		3,677		4,271		5,268		160	43%	23%
Interest income (net)		14,123		17,744		18,850		574	33%	6%
Foreign exchange gain (loss)		(2,711)		(2,627)		(3,264)		(99)	-20%	-24%
Others		685		3,189		3,578		109	422%	12%

Subtotal		15,774		22,577		24,432		744	55%	8%

Income before tax		278,962		313,045		321,350		9,784	15%	3%
Income tax expense		32,927		23,740		(13,371)		(407)	-141%	-156%

Net income		246,035		289,305		334,721		10,191	36%	16%

Basic earnings per ADS	NT$	8.03	NT$	9.38	NT$	10.82	US$	0.33	35%	15%
Diluted earnings per ADS	NT$	7.81	NT$	9.23	NT$	10.60	US$	0.32	36%	15%

Margin Analysis:
Gross margin		53.9%		53.5%		53.5%
Operating margin		30.2%		28.0%		25.4%
Net margin		28.2%		27.9%		28.6%

Additional Data:
Weighted avg. ADS equivalents[2]		30,653		30,832		30,941
Diluted ADS equivalents		31,505		31,336		31,592

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(NT$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended
	Sep. 30, 2006		Dec. 31, 2006
GAAP Cost of sales		482,295		544,336
Adjustment for share-based compensation		(454)		(940)

Cost of sales excluding share-based compensation		481,841		543,396

GAAP Operating Income		290,468		296,918
Adjustment for share-based compensation within:
Cost of sales		454		940
Research and development		14,483		9,830
Sales and marketing		4,254		4,186
General and administrative		6,711		7,963

Operating Income excluding share-based compensation		316,370		319,837

GAAP Net Income		289,305		334,721
Adjustment for share-based compensation within:
Cost of sales		454		940
Research and development		14,483		9,830
Sales and marketing		4,254		4,186
General and administrative		6,711		7,963

Net Income excluding share-based compensation		315,207		357,640

GAAP diluted earnings per ADS		9.23		10.60
Adjustment for share-based compensation		0.74		0.55

Diluted earnings per ADS excluding share-based compensation	NT$	9.97	NT$	11.15

GAAP Gross margin percentage		53.5%		53.5%
Adjustment for share-based compensation		0.0%		0.1%

Gross margin percentage excluding share-based compensation		53.5%		53.6%

GAAP Operating margin percentage		28.0%		25.4%
Adjustment for share-based compensation		2.5%		1.9%

Operating margin percentage excluding share-based compensation		30.5%		27.3%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the Year Ended Dec. 31, 2005 (NT$)		For the Year Ended Dec. 31, 2006 (NT$)		For the Year Ended Dec. 31, 2006 (US$)[3]		Change (%)
Net Sales		2,686,492		3,460,459		106,455	29%
Cost of sales		1,342,749		1,612,019		49,591	20%

Gross profit		1,343,743		1,848,440		56,864	38%
Operating expenses
Research & development		373,548		502,225		15,450	34%
Sales & marketing		157,278		201,493		6,199	28%
General & administrative		129,141		219,395		6,749	70%
Amortization of intangible assets		4,501		—		—	(100)%
Write-Off of Other Receivable		—		42,746		1,315	N/A

Subtotal		664,468		965,859		29,713	45%

Operating income		679,275		882,581		27,151	30%

Non-operating expense (income)
Gain on sale of investments		12,799		17,857		549	40%
Interest income (net)		26,896		65,187		2,005	142%
Foreign exchange gain (loss)		1,811		(5,174)		(159)	(386)%
Others		(5,424)		8,072		249	249%

Subtotal		36,082		85,942		2,644	138%

Income before tax		715,357		968,523		29,795	35%
Income tax expense		42,055		21,032		647	(50)%

Net income		673,302		947,491		29,148	41%

Basic earnings per ADS	NT$	23.61	NT$	30.75	US$	0.95
Diluted earnings per ADS	NT$	23.21	NT$	30.20	US$	0.93

Margin Analysis:
Gross margin		50.0%		53.4%
Operating margin		25.3%		25.5%
Net margin		25.1%		27.4%

Additional Data:
Weighted average ADS equivalents		28,521		30,813
Diluted ADS equivalents		29,004		31,378

[3]	The US dollar amounts presented in this income statement are for convenience only and represent the sum of US dollar amounts for the first, second, third, and fourth quarters, each translated from New Taiwan dollars using the respective average exchange rate for each quarter.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2005		Dec. 31, 2006
Cash and cash equivalents		1,581,993		1,808,042
Short-term investments		1,157,955		1,458,847
Accounts receivable, net		573,498		841,764
Inventories		278,528		427,116
Refundable deposits - current		60,000		65,000
Deferred income tax assets, net		48,858		103,603
Prepaid expenses and other current assets		222,563		244,832

Total current assets		3,923,395		4,949,204

Long-term investments		15,954		170,942
Property and equipment (net)		83,734		319,356
Other assets		65,048		89,182

Total assets	NT$	4,088,131	NT$	5,528,684

Accounts payable		318,841		525,173
Income tax payable		104,744		139,268
Accrued expenses and other current liabilities		207,769		294,061

Total current liabilities		631,354		958,502

Accrued pension cost		5,365		1,018
Other long-term liabilities		1,627		1,040

Total liabilities		638,346		960,560
Shareholders’ equity		3,449,785		4,568,124

Total liabilities & shareholders’ equity	NT$	4,088,131	NT$	5,528,684

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw